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                                                                       EXHIBIT 6

April 22, 2002


Metropolitan Life Insurance Company
One Madison Avenue
New York, New York 10010

Dear Sirs:

This opinion is furnished in connection with the filing of Post-Effective Amendment No. 8 to Registration Statement No. 33-91226 on Form S-6 ("Registration Statement") which covers premium received under Group Variable Universal Life Insurance Policies and Certificates ("Policies") offered by the Metropolitan Life Insurance Company ("MLIC") in each State where they have been approved by appropriate State insurance authorities.

As an Assistant Vice-President and Actuary of MLIC, I have reviewed the Policies and I am familiar with the Registration Statement and Exhibits thereto.

In my opinion, the illustrations of the death benefit and cash values for the Group Policy in Exhibit 1A(5)(c) included in the Registration Statement, based on the assumptions stated in the illustrations, are consistent with the provisions of the Policies. Also, in my opinion, such assumptions, including the assumed current charge levels, are reasonable based on MLIC's current expectations.

The Policies have not been designed so as to make the relationship between premiums and benefits, as shown in these illustrations, appear to be correspondingly more favorable to a prospective purchaser of a certificate under the Policies for insured persons age 40 in the underwriting categories specified in the illustrations, than to prospective purchasers of certificates under the Policies for an insured person at other ages or in other underwriting classes. Nor were the particular illustrations shown selected for the purpose of making this relationship appear more favorable.

I hereby consent to the use of this opinion as an exhibit to the Registration Statement and to the reference to my name under the heading "Legal, Accounting, and Actuarial Matters" in the Prospectus.

Very truly yours,


/s/ Rocco Mariano, Jr.
Rocco A. Mariano, Jr.
AVP & Actuary